C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

03 DEC 11 AM 7:21

03045014

Ref : EC/FL/AL/CPP/189/03

BY AIRMAIL

1st December, 2003

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

SUPPL

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b) EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Emily Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated December 1, 2003 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1. Document : Press Announcement regarding the Cancellation of Listing on the Shares from the LSE
Date : November 28, 2003
Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

The Standard **Monday, December 1, 2003**

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

Cancellation of Listing of the Shares from The London Stock Exchange Limited

The Company is currently applying for the cancellation of listing of the Shares on the LSE. Subject to regulatory approval, the proposed cancellation is not subject to other conditions. The Shares will continue to be listed on the SEHK and rights and entitlements of the shareholders will not be affected.

SHARES CURRENTLY LISTED ON THE SEHK AND LSE

The Shares are currently and have been listed on the SEHK and LSE since April, 1988 and November, 1990 respectively.

NOTIFICATION

In order to cancel the Shares from listing on the LSE, the Company must notify the Company Announcements Office giving at least 20 business days notice of the intended cancellation. No shareholders approval for the cancellation of listing of the Shares from the LSE is required. Subject to regulatory approval, the proposed cancellation is not subject to other conditions.

APPROXIMATE DATE FOR CANCELLATION OF LISTING OF THE SHARES ON THE LSE

The Company has on 28th November, 2003 notified the UK Listing Authority of the intended cancellation. The directors of the Company expect that the cancellation of listing of the Shares on the LSE will take effect on or about 31st December, 2003.

REASONS FOR CANCELLATION OF LISTING OF THE SHARES ON THE LSE

The directors of the Company believe that cancellation of the listing of the Shares on the LSE will be beneficial for shareholders as they anticipate that the legal and administrative costs for the Company will be reduced.

RIGHTS AND ENTITLEMENTS OF THE SHAREHOLDERS

Cancellation of the Company's listing of the Shares on the LSE will not affect the rights and entitlements of the shareholders as the Shares will continue to be listed on the SEHK, and existing share certificates will remain valid for all purposes. Accordingly, shareholders do not need to take any action.

FURTHER ANNOUNCEMENTS

Further announcement(s) will be made as and when appropriate.

DEFINITIONS USED IN THIS ANNOUNCEMENT

"Company"	C.P. Pokphand Co. Ltd., an exempted company incorporated in Bermuda with limited liability whose shares are listed on the main board of The Stock Exchange of Hong Kong Limited and The London Stock Exchange Limited
"Company Announcements Office"	the Company Announcements Office of the LSE
"LSE"	The London Stock Exchange Limited
"SEHK"	The Stock Exchange of Hong Kong Limited
"Shares"	ordinary shares of par value of US$0.05 each in the capital of the Company

By Order of the Board
Dhanin Chearavanont
Chairman and Chief Executive Officer

Hong Kong, 28th November, 2003